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Exhibit 12

EDISON INTERNATIONAL

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED AND PREFERENCE STOCK
(Millions of Dollars)

	2009	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations before tax and noncontrolling interest	854	1,944	1,799	1,855	1,756	282
Less: Income from equity investees	42	31	79	79	136	66

Income from continuing operations before income from equity investees, tax and noncontrolling interest	812	1,913	1,720	1,776	1,620	216
Add:
Fixed charges (see below)	1,014	1,015	1,067	1,106	1,045	1,217
Amortization of capitalized interest	6	4	3	2	3	3
Distributed income of equity investees	31	24	33	61	58	84
Loss of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—
Subtract:
Interest capitalized	(23)	(35)	(28)	(11)	(1)	(1)
Preference security dividend requirements of consolidated subsidiaries—pre-tax basis	(66)	(76)	(75)	(78)	(34)	(13)
Noncontrolling interest of subsidiaries that have not incurred fixed charges—pre-tax basis	(45)	(82)	(156)	(139)	(167)	(142)

Earnings as adjusted	1,729	2,763	2,564	2,717	2,524	1,364

Fixed Charges(1):
Interest expenses—net of capitalized interest and AFUDC	732	700	752	806	794	985
Add: AFUDC	32	27	25	19	14	—

Interest expenses—net of capitalized interest	764	727	777	825	808	985
Interest capitalized(2)	23	35	28	11	1	1
Interest portion of rental expense(3)	160	176	186	191	201	217
Allocable portion of interest on long-term contracts for purchased power(4)	1	1	1	1	1	1
Preferred and preference stock dividend requirement—pre-tax basis	66	76	75	78	34	13

Total fixed charges	1,014	1,015	1,067	1,106	1,045	1,217

Ratio	1.71	2.72	2.40	2.46	2.42	1.12

(1)
Interest expenses associated with income taxes are reflected as a component of income tax expense and are excluded from the determination of fixed charges.

(2)
Includes fixed charges associated with Nuclear Fuel and capitalized interest of fifty-percent owned partnership.

(3)
Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals, except for amounts allocated to power purchase contracts that are classified as operating leases.

(4)
Allocable portion of interest included in annual minimum debt service requirement of supplier.

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  Exhibit 12